Filed Pursuant to Rule 433

Registration No. 333-286841

Issuer Free Writing Prospectus, dated September 29, 2025

PRICING TERM SHEET

DATED SEPTEMBER 29, 2025

Bit Digital, Inc.

$135,000,000

4.00% Convertible Senior Notes due 2030

September 29, 2025

The information in this pricing term sheet supplements Bit Digital, Inc.’s (“Bit Digital”) preliminary prospectus supplement, dated September 29, 2025 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and prospectus dated June 20, 2025, including the documents incorporated by reference therein, each filed under the Securities Act of 1933, as amended (the “Securities Act”), Registration Statement No. 333-286841. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Bit Digital, Inc., a Cayman Islands exempted company.

Ticker / Exchange for our ordinary shares, par value $0.01 per share (“ordinary shares”):	BTBT / Nasdaq Capital Market (“Nasdaq”)

Title of Securities:	4.00% Convertible Senior Notes due 2030 (the “notes”)

Principal Amount:	$135,000,000, plus up to an additional $15,000,000 principal amount of the notes pursuant to the underwriters’ over-allotment option.

Legal Format:	SEC Registered

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

Maturity:	October 1, 2030, unless earlier converted, redeemed or repurchased

Interest Rate:	4.00% per year, accruing from the Settlement Date

Interest Payment Dates:	April 1 and October 1 of each year, beginning on April 1, 2026

Record Dates:	March 15 and September 15 of each year, immediately preceding any April 1 or October 1 interest payment date, as the case may be

Public Offering Price:	100% of the principal amount of the notes, plus accrued interest, if any, from the Settlement Date

Nasdaq Last Reported Sale Price of ordinary shares on September 29, 2025:	$3.20 per share

Initial Conversion Rate:	240.3846 ordinary shares per $1,000 principal amount of notes, subject to adjustment

Initial Conversion Price:	$4.16 per ordinary share

Conversion Premium:	30% above the Nasdaq Last Reported Sale Price on September 29, 2025

Trade Date:	September 30, 2025

Settlement Date:	October 2, 2025 (T+2)[1]

Use of Proceeds:

We estimate the net proceeds from this offering will be approximately $128.9 million (or approximately $143.3 million if the underwriters exercise their over-allotment option to purchase additional notes in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering primarily to purchase Ethereum and may use the net proceeds for general corporate purposes, including potential investments, acquisitions and other business opportunities relating to digital assets.

See “Use of Proceeds” in the Preliminary Prospectus Supplement for additional information.

Joint Book-Running Managers:	Barclays Capital Inc., Cantor Fitzgerald & Co., B. Riley Securities, Inc.

CUSIP:	G1144A AA3

ISIN:	KYG1144AAA31

Underwriting Discounts and Commissions:	$35 per $1,000 principal amount of the notes

Optional Redemption:

We may redeem for cash all or any part of the notes, at our option, on or after October 6, 2028 and prior to the 31st scheduled trading day immediately preceding the maturity date, if the last reported sale price of our ordinary shares has been at least 130% of the conversion price for the notes then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of optional redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

No “sinking fund” is provided for the notes, which means that we are not required to redeem or retire the notes periodically.

See “Description of the Notes—Optional Redemption” in the Preliminary Prospectus Supplement.

[1]	Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day preceding the settlement date should consult their own advisors.

Repurchase on Put Date:

On October 1, 2028 (the “put date”), Holders will have the right, at their option, to require us to repurchase for cash all or part of their notes in principal amounts of $1,000 or an integral multiple thereof. The repurchase price will be equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the put date.

See “Description of the Notes—Repurchase on Put Date” in the Preliminary Prospectus Supplement.

Repurchase upon Fundamental Change:

If we undergo a “fundamental change” (as defined in the Preliminary Prospectus Supplement under “Description of the Notes—Repurchase upon Fundamental Change”), subject to certain conditions and a limited exception described in the Preliminary Prospectus Supplement, holders may require us to repurchase for cash all or part of their notes in principal amounts of $1,000 or an integral multiple thereof. The fundamental change repurchase price will be equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

See “Description of the Notes—Repurchase upon Fundamental Change” in the Preliminary Prospectus Supplement.

Interest Make-Whole Conversion Rate Adjustment upon Certain Conversions:

If you surrender your notes for conversion at any time during the period from, and including, the date that is six months after the last date of original issuance of the notes until the close of business on the business day immediately preceding September 15, 2028 (other than a conversion in connection with a make-whole fundamental change), we will increase the conversion rate per $1,000 principal amount of notes to be converted by a number of additional ordinary shares (such increase, an “interest make-whole conversion rate adjustment”) equal to (i) the sum of the remaining scheduled payments of interest that would have been made on $1,000 principal amount of the notes to be converted had such notes remained outstanding from the conversion date through October 1, 2028, divided by (ii) the greater of (x) the conversion price as of the applicable conversion date and (y) the simple average of the daily VWAP (as defined under “Description of the Notes—Settlement upon Conversion” in the Preliminary Prospectus Supplement) of the ordinary shares for the ten consecutive trading days ending on and including the trading day immediately preceding such conversion date.

See “Description of the Notes—Conversion Rights—Interest Make-Whole Conversion Rate Adjustment upon Certain Conversions” in the in the Preliminary Prospectus Supplement.

Adjustment to Ordinary Shares Delivered upon Conversion upon a Make-Whole Fundamental Change or our Election to Redeem the Notes:	Holders who convert their notes in connection with a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement) occurring prior to the maturity date or convert their notes called for redemption (or deemed called for redemption) during the related “redemption period” (as defined in the Preliminary Prospectus Supplement) may be entitled to an increase in the conversion rate for the notes so surrendered for conversion as set forth in the Preliminary Prospectus Supplement under the captions “Description of the Notes—Conversion Rights—Adjustment to Ordinary Shares Delivered upon Conversion upon a Make-Whole Fundamental Change” and “Description of the Notes—Conversion Rights—Adjustment to Conversion Rate upon Conversion in Connection with an Optional Redemption.”

The following table sets forth the number of additional ordinary shares by which the conversion rate will be increased per $1,000 principal amount of notes for each ordinary share price and effective date set forth below:

	Ordinary Share price
	$ 3.20	$ 3.40	$ 3.80	$ 4.16	$ 4.50	$ 5.41	$ 6.50	$ 8.50	$ 10.50	$ 15.50	$ 20.00	$ 25.00
Effective Date
October 2, 2025	72.1154	72.1154	69.0474	58.3918	50.3311	35.1331	24.0538	13.2212	7.7943	2.2477	0.5890	0.0000
October 1, 2026	72.1154	72.1154	68.2447	56.9688	48.5467	32.9919	22.0046	11.6659	6.6857	1.7935	0.4085	0.0000
October 1, 2027	72.1154	72.1154	64.3895	52.6587	44.0956	28.8221	18.5462	9.3694	5.1667	1.2348	0.2000	0.0000
October 1, 2028	72.1154	71.0794	55.0368	44.3389	36.5556	22.8513	13.9585	6.5247	3.3933	0.6794	0.0475	0.0000
October 1, 2029	72.1154	64.6265	46.4921	34.9591	27.0044	14.3732	7.5569	3.0353	1.4790	0.2284	0.0000	0.0000
October 1, 2030	72.1154	53.7324	22.7737	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact ordinary share prices and effective dates may not be set forth in the table above, in which case:

●	If the ordinary share price is between two ordinary share prices in the table or the effective date is between two effective dates in the table, the number of additional ordinary shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional ordinary shares set forth for the higher and lower ordinary share prices and the earlier and later effective dates, as applicable, based on a 365-day year.

●	If the ordinary share price is greater than $25.00 per ordinary share (subject to adjustment in the same manner as the ordinary share prices set forth in the column headings of the table above as set forth in the Preliminary Prospectus Supplement), no additional ordinary shares will be added to the conversion rate.

●	If the ordinary share price is less than $3.20 per ordinary shares (subject to adjustment in the same manner as the ordinary share prices set forth in the column headings of the table above as set forth in the Preliminary Prospectus Supplement), no additional ordinary shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of the notes exceed 312.50 ordinary shares, subject to adjustment in the same manner as the conversion rate as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

Bit Digital has filed a registration statement (including the Preliminary Prospectus Supplement dated September 29, 2025 and the accompanying prospectus dated June 20, 2025) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and other documents Bit Digital has filed with the SEC for more complete information about Bit Digital and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the Preliminary Prospectus Supplement and the accompanying prospectus may also be obtained from Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 1-888-603-5847, or by email at barclaysprospectus@broadridge.com, Cantor Fitzgerald & Co., Attention: Equity-Linked Capital Markets, 110 East 59th Street, 6th Floor, New York, New York 10022, by email at elcm@cantor.com or B. Riley Securities, 1300 17th Street North, Suite 1300, Arlington, VA 22209, Attention: Prospectus Department, by telephone at (703) 312-9580 or by email at prospectuses@brileysecurities.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplement dated September 29, 2025 and the accompanying prospectus dated June 20, 2025. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

5